December 21, 2007

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Mail Stop 0308

Washington, D.C. 20549

Attention: Daniel Morris

Re:	United Technologies Corporation

Definitive 14A

Filed February 23, 2007

File No. 001-00812

Dear Mr. Morris:

This letter responds to the Securities and Exchange Commission staff’s letter of December 10 requesting further clarification of United Technologies Corporation’s (“UTC”) letter of November 20, 2007 concerning executive compensation disclosure and the proxy statement for its 2007 Annual Meeting (the “2007 Proxy Statement”).

1.    Comment: While we note your response to prior comment 1, your current disclosure provides very limited information regarding the role of your compensation consultants. We believe that your investors would benefit from additional disclosure regarding your consultant’s function. Accordingly, please confirm that you will provide such additional disclosure in your future filings.

Response: As indicated in UTC’s 2007 Proxy Statement and our November 20, 2007 letter, the compensation consultant’s role is limited to furnishing compensation data for benchmarking purposes. In future proxy statements, we will elaborate on the limited nature of the consultant’s role. Such elaboration might include, for example, a statement that the consultant does not formulate compensation recommendations.

2.    Comment: Your response to prior comment 7 appears to propose limited, if any, revisions to your Compensation Disclosure & Analysis. We re-issue the prior comment. Please confirm that you will provide additional detail and analysis regarding the specific compensation payable to each named executive officer. For each named executive officer, identify not only the factors that were used to determine the specific amounts payable for each element of compensation, but also how the specific factors affected the final determination.

Response: In our November 20, 2007 letter, responses to your previous comments Nos. 2, 7 and 8 confirmed that we will discuss: (i) for each NEO, material differences in base salary and the value of long term incentive awards compared with benchmark targets; (ii) any material variations between actual annual bonus amounts and the amount determined by the program’s performance formula; (iii) all factors that materially affect the determination of compensation amounts; and (iv) the relative impacts of quantitative and material discretionary adjustments in determining compensation amounts. In providing these responses, we intended to confirm that the Compensation Disclosure & Analysis in future proxy statements will analyze how different objective and subjective factors affect the determination of compensation amounts. We did not intend to suggest that we would merely identify the factors. Accordingly, we confirm that in future proxy statements we will analyze how different factors materially affected the determination of compensation amounts for each NEO.

Very truly yours,

/s/ Richard M. Kaplan

Richard M. Kaplan
Associate General Counsel

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